Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “EXPERTS” in the Registration Statement (Form S-3) and related Prospectus of Park National Corporation for the registration of (i) Fixed Rate Cumulative Perpetual Preferred Shares, Series A, no par value per share, of Park National Corporation; (ii) Depositary Shares; (iii) Warrant to Purchase Common Shares, no par value per share, of Park National Corporation; and (iv) Common Shares, no par value per share, of Park National Corporation underlying the Warrant, and to the incorporation by reference therein of our report dated February 21, 2006, with respect to the consolidated financial statements of Park National Corporation, included in its Annual Report (Form 10-K) for the year ended December 31, 2007, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
Columbus, Ohio
January 22, 2009